Shanda Games Announces Implementation of Cutting-edge Technological Solution for Servers

Shanghai, China – February 12, 2009 — Shanda Games Limited (“Shanda Games” or “SDG”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), today announced that it has implemented a cutting-edge technological solution that significantly improves server efficiency. As a result of the implementation, the cluster of servers required for the same number of game titles has been reduced.

Utilizing server virtualization technology, the solution improves server efficiency and enables SDG to support a larger capacity of users with fewer servers. Five of the Company’s games are currently operated under a pilot program, and the number of servers supporting each of these titles has been reduced. SDG expects to extend implementation of the solution to additional game titles in the future.

“The new solution is a quantum leap in how we manage our server resources, and allows us to support more games with current server infrastructure,“ said Ms. Diana Li, Chief Executive Officer of Shanda Games. “This is yet another example of Shanda Games’ leadership in technological innovations, and further demonstrates the Company’s enduring commitment to creativity and innovation, as well as dedication to optimizing operational efficiency and improving user experience.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the implementation of the new technology, the reduction in the number of servers necessary to support our games and the improvement of operational efficiency, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the further implementation of the new technology may be stopped, the number of servers necessary to support our games may not be reduced, the operational efficiency may not be improved and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com